FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 26th, 2006

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Quarterly Results

Telefónica Móviles Group

•	High quality of financial results, with a strong revenue growth, which is translated into the net income and led to a strong cash flow generation:

•	Strong service revenue growth (+11.4% vs. 2Q05; +14.6% vs. 1H05) led to an increase in Group revenues to €8,793MM (+9.4% 2Q06/2Q05; +13.3% in 1H06).

•	Outgoing service revenue growth shows a significant growth, +15.7% vs. 2Q05 and +18.6% vs. 1H05, virtually in line with customer base growth.

•	9.4% consolidated revenue growth vs. 1H05 assuming constant exchange rate.

•	Group OIBDA grew 13.2% vs. 2Q06 (+12.4% vs. 1H05) to €2,899MM in 1H06.

•	OIBDA margin reached 32% in 2Q06, 1.1 p.p. higher than in 2Q05, despite higher commercial activity. In 1H06 OIBDA margin reached 33%.

•	Assuming constant exchange rates, Group OIBDA would have grown 10.1% vs. 1H05.

•	2Q06 net income registered a strong growth (+20.9% vs. 2Q05) to €599MM, €1,046 in 1H06 (+12.8% y-o-y growth vs. 1H05).

•	Important growth in Operating Cash Flow[1] to €2,220MM in 1H06, 22.4% higher than the recorded during the same period last year.

•	Robust commercial activity across our markets led Telefónica Móviles to end June 2006 with a customer base of 101MM, an increase of 17% from June 2005:

•	Further consolidation of operations enabled gross adds to rise 8.2% year-over-year in 2Q06 and total commercial action to grow 12.9% vs. 2Q05, even though commercial activity in 2Q05 was fuelled by the launch of the movistar brand in 13 countries.

•	Telefónica Móviles España recorded net adds of 378 thousand in 2Q06 (+24% vs. 2Q05), ending June with close to 20.7MM customers (6.6% vs. 2Q05).

•	The managed customer base in Latin America reached 76.2MM (20% vs. 2Q05), driven by net adds[2] of 4MM in 2Q06.

•	Meditel ended 2Q06 with 4.2MM customers (+21% vs. 2Q05).

•	Telefónica Móviles España delivers solid commercial and financial results in a highly competitive environment:

•	Commercial actions reached 5.8MM in 1H06 (+5.6% vs. 1H05), driven by the strong volume of gross adds (4.1% vs. 2Q05 and 14.6% in 1H06).

•	The churn rate containment continued, at slightly below 1.6% in 2Q06, declining vs. 2Q05 and 1Q06. Churn in the contract segment was below 1%.

•	The contract segment grew 16% vs. 2Q05 and represented 55.2% of the total customer base (50.8% in 2Q05).

•	Customer revenue growth accelerated (+8.2% year-over-year in 2Q06 vs. +6.4% in 1Q06/1Q05), underpinned by the larger customer base and the higher traffic carried on TME’s networks (+10.0% vs. 2Q05). Service revenues advanced 4.8% vs. 2Q05, held back by lower interconnection and roaming revenues (-5.3% vs. 2Q05).

•	Increased usage of data connectivity services, driving a higher contribution by non-traditional SMS over total data service revenues to 41% (39% in 2Q05).

•	OIBDA in 2Q06 rose 6.7% year-over-year (vs. -3.5% y-o-y in 1Q06). The OIBDA margin advanced to 45.4%, 2 p.p. more than 2Q05 despite the intense commercial activity.

•	Commercial launch of HSDPA in July, following the rollout of 450 nodes with HSDPA functionality in 57 municipalities, in places with high potential usage of mobile data, with transmission speed up to 3.6 Mbit/s.

[1]	OIBDA – Capex

Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 capex has been recalculated at the cumulative average exchange rate for the corresponding period.

[2]	Excludes the adjustment of 1.8 MM inactive lines in Brazil.

2006 April-June	1

Telefónica Móviles Group

•	Latin American operators continued to record strong growth, while improving operating efficiency:

•	Gross adds in Latin America were 10% higher in 2Q06 than in 2Q05 and 21% higher than in 1Q06, driven by GSM-related commercial initiatives and the strong commercial efforts recorded in Venezuela.

•	Revenues from the Latin America operators rose 19% vs. 2Q05, +26% in 1H06 vs. 1H05 (+18% ex-forex), accounting for 50% of Group revenues[3] in 1H06 (45% in 1H05).

•	Strong growth in service revenues, driven by outgoing customer revenues, which outpaced growth in the customer base (+29% in constant euros vs. +20% in customers).

•	These subsidiaries’ OIBDA increased 43.6% vs. 1H05 (+34.8% ex-forex), 29% vs. 2Q05 leading to a 1.6 p.p. advance in the OIBDA margin vs. 2Q05 despite higher commercial activity (+19.2% vs. 2Q05). OIBDA from the Latin American operators in 1H06 represents 33% of the Group OIBDA[3] (26% in 1H05).

•	Operating cash flow[4] grew to €547MM in 1H06, more than doubling the amount reached in 1H05.

•	Very positive performance of the operations in Mexico, Venezuela, Argentina and Chile.

[3]	Consolidated data before rest and intragroup eliminations
[4]	OIBDA-Capex.

Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 April-June	2

Telefónica Móviles Group

Highlights of comparative information and changes in the consolidated Group:

•	In June 2005 the merger between Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C. was carried out. Telefónica Móviles’ stake in the resulting company, Telefónica Móviles Perú, S.A., stands at 98.40% after the acquisition of a minority stake in June 2006.

•	During 2005, TES Holding, S.A., fully-owned by Telefónica Móviles, S.A., acquired an additional stake in Telefónica Móviles El Salvador, S.A. Following the acquisition, TES Holding, S.A.’s stake increased to 99.06%.

•	Following the acquisition of an additional 0.40% in Telefónica Móviles Panamá in 2005, Telefónica Móviles’ stake increased to 99.99%.

•	In November 2005 Telefónica Móviles acquired 2.07% of Telefónica Móviles Argentina, S.A. increasing Telefónica Móviles, S.A.’s stake to 100%.

Subsequently, and within the framework of the reorganisation of Telefónica Móviles’ Argentine operations, the necessary measures were approved to proceed with the merger of the two Argentine operators, which is effective from 1 January, 2006.

•	In December 2005, Telefónica Móviles acquired 8% of Telefónica Móviles México, S.A. de C.V., thereby bringing its stake to 100%.

•	On 22 February 2006, approval was given at the respective Shareholders’ Meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) for a corporate restructuring to allow the exchange of TCO shares for TCP shares, thereby making TCO a 100%-owned subsidiary of TCP, and the merger and takeover of TSD, TLE and CRT Part by TCP.

In June 2006 VIVO Paticipaçoes made a capital increase by capitalizing goodwill for a total of R$ 194 MM. Once the capital increase was completed, Brasilcel, N.V. stake in VIVO participaçoes stood at 62.77%.

The financial statements for fiscal years 2005 and 2006, and the accompanying management comments regarding operations, reflect the prevailing composition of Telefónica Móviles Group at each point in time.

2006 April-June	3

Telefónica Móviles Group

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	June		Consolidation method
	2006	2005	2Q 2006	2Q 2005
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
T. Móviles México	100.00%	92.00%	Full consolidation	Full consolidation
T. Móviles Panamá	99.99%	99.95%	Full consolidation	Full consolidation
T. Móviles Guatemala	100.00%	—	Full consolidation	—
TEM Guatemala	—	100.00%	—	Full consolidation
TEM Guatemala y Cía.	—	100.00%	—	Full consolidation
T. Móviles El Salvador	99.06%	96.16%	Full consolidation	Full consolidation
Telefonía Celular Nicaragua	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela)	100.00%	100.00%	Full consolidation	Full consolidation
T.Móviles Colombia	100.00%	100.00%	Full consolidation	Full consolidation
T. Móviles Perú	98.40%	—	Full consolidation	—
TM Perú SAC	—	98.03%	—	Full consolidation
Comunicaciones Móviles del Perú	—	99.85%	—	Full consolidation
Otecel (Ecuador)	100.00%	100.00%	Full consolidation	Full consolidation
TCP Argentina	100.00%	97.93%	Full consolidation	Full consolidation
Radiocomunic. Móviles SA (Argentina)	100.00%	100.00%	Full consolidation	Full consolidation
TM Chile	100.00%	100.00%	Full consolidation	Full consolidation
Telefónica Móviles Chile	100.00%	100.00%	Full consolidation	Full consolidation
T. Móviles del Uruguay	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
TM Interacciona [2]	—	100.00%	—	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay International	50.00%	50.00%	Proportional method	Proportional method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation
Tempos 21	43.68%	38.50%	Equity method	Equity method

[1]	Joint Venture which fully consolidates Telergipe Celular, S.A., Telebahía Celular, S.A., Telest Celular, Telerj Celular, Celular CRT, Global Telecom, Telesp Celular and TeleCentro Oeste Part., S.A. through a participation in Vivo Participaçoes (62.77%).
[2]	In September 2005, Telefónica Móviles approved the merger between TM España and TM Interacciona, being TM España the surviving Company.

2006 April-June	4

Telefónica Móviles Results

The financial information contained in this document is reported under IFRS. This financial information has not been audited and, as a result, is susceptible to potential modification in the future.

Consolidated Income Statement

Unaudited figures					In million Euros
	January - June		% Change	April - June		% Change
	2006	2005		2006	2005
Revenues	8,793.2	7,759.8	13.3%	4,465.8	4,084.0	9.4%
Operating income before D&A (OIBDA)	2,898.8	2,578.8	12.4%	1,426.9	1,260.9	13.2%
Operating income (OI)	1,680.2	1,484.7	13.2%	824.6	694.3	18.8%
Income before taxes	1,348.1	1,320.1	2.1%	656.2	612.3	7.2%
Income from continuing operations	1,021.2	923.3	10.6%	578.2	491.9	17.6%
Net income	1,046.2	927.8	12.8%	599.2	495.7	20.9%
Operating Cash Flow [1]	2,219.9	1,813.3	22.4%	1,041.2	805.1	29.3%
Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net basic income per share	0.24	€0.22	€12.7%	0.14	€0.12	€20.8%
OpCF per share [2]	0.51	€0.42	€22.4%	0.24	€0.19	€29.3%
Dividend per share	0.64	€0.193	€231.6%	0.64	€0.193	€231.6%

[1]	Operating Cash Flow = OIBDA - Capex. Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.
[2]	Operating Cash Flow per share

For the basic Net income per share and Operating Cash Flow per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, the treasury stock and shares assigned to the stock options plan for employees “Programa MOS” are not taken into account.

Commercial activity remained strong in all Telefónica Móviles’ main markets in 2Q06, with year-over-year growth of 8.2% in gross adds vs. 2Q05 and 14.3% vs. 1Q06. Total commercial actions also recorded a strong increase (+13% vs. 2Q05).

The increase vs. 1Q06 was mostly due to seasonal factors typical of the quarter in some markets deriving from Mothers’ Day and Fathers’ Day commercial campaigns (especially relevant in Latin America). Noteworthy was the increase in commercial activity vs. 2Q05, backed by, among other factors, the GSM deployment and the consolidation of operations, considering that commercial activity in 2005 was fuelled by the launch in early April of the movistar brand in 13 countries.

Thus, at the end of June 2006, the Group’s total managed customer base stood over 101MM, representing year-over-year growth of 17%.

Total net adds in 2Q065 surpassed 4.3MM (4.1MM in 1Q06). By region, Group operators in Latin America captured close to 4.0MM new customers in 2Q06 and 7.5MM since the beginning of the year, ending June 2006 with a total customer base in the region of 76.2MM (+20% vs. 2Q05).

[5]	Excludes the adjustment of 1.8MM inactive lines in Brazil.

2006 April-June	5

Telefónica Móviles Results

TME recorded net adds of 378 thousand in 2Q06, virtually the same as in 1Q06 and 24% higher than in 2Q05, bringing the customer base in Spain close to 20.7MM at the end of June (+6.6% year-over-year). In Morocco, Meditel’s customer base grew 21% vs. June 2005 to 4.2MM.

Key aspects of the results are as follows:

•	9.4% year-over-year growth in consolidated revenues in 2Q06 and 13.3% in 1H06, to €8,793MM in 1H06. Excluding the impact of exchange rates, consolidated revenues in 1H06 grew by 9.4%.

Underpinning this growth was the strong performance by service revenues (€7,643MM in 1H06), which rose 11.4% in 2Q06 and 14.6% in 1H06 on the back of the larger customer base and traffic growth. We would highlight the growth of outgoing service revenues (+18.6% in 1H06), which grew virtually in line with the customer base.

Revenues from handset sales (€1,150MM in 1H06) grew 5.3% year-over-year in 1H06 and showed a decline of 2.3% vs. 2Q05.

By region, TME’s revenues were up 2.9% year-over-year in 1H06 (+1.6% in 2Q06). Solid growth in customer revenues (+7.3% vs. 1H05 and +8.2% vs. 2Q05) more than offsets lower revenues from handset sales (-9.1% vs. 1H05 and -18.9% vs. 2Q05) and from interconnection and roaming revenues (-3.4% vs. 1H05; -5.3% vs. 2Q05).

Revenues from the Group’s Latin American operators rose 26.3% vs. 1H05 (17.7% ex-forex), contributing 50% of total consolidated revenues6 (45% in 1H05). As in Spain, service revenues performed well (+27.4% in euros; +18.5% assuming constant exchange rates), backed on the good outgoing service revenue performance (+38.1% in € terms, +29.3% assuming constant exchange rates).

•	Consolidated OIBDA grew 13.2% in 2Q06 and 12.4% in 1H06, to €2,899MM. Excluding the impact of exchange rates, consolidated OIBDA would have grown 10.1% year-over-year in 1H06.

We would point out the margin improvement in 2Q06 in Spain and Latin America despite the increased commercial activity vs. 2Q05. It should be noted that in 2Q05 the Group recorded €75MM of expenses related with the rebranding. The Group’s OIBDA margin stood at 32.0% in 2Q06 (+1.1 p.p. vs. 2Q05) and at 33.0% in 1H06 (-0.3 p.p. vs. 1H05).

TME’s OIBDA in 1H06 surpassed €1,976MM, up 1.5% vs. 1H05, reflecting the sharp growth recorded in 2Q06 (+6.7% vs. 2Q05). The OIBDA margin in 2Q06 reached 45.4% (+2.2 p.p. vs. 2Q05 and +0.4 p.p. excluding the impact of the brand relaunch in 2Q05).

In 1H06 the OIBDA margin stood at 44.7% (45.3% in 1H05), reflecting increased commercial activity and higher network and customer management expenses.

The consolidated Latin American subsidiaries contributed €427MM to Group OIBDA in 2Q06 and €981MM in 1H06 (33% of the total6 vs. 26% in 1H05), showing a strong year-over-year rise of 43.6% in euros and 34.8% excluding the impact of exchange rates. As in 1Q06, the increasing weight of GSM commercial actions had a positive impact on operators’ OIBDA by reducing unit commercial costs. This led to a 1.6 p.p. increase in the OIBDA margin vs. 2Q05.

The lower margin in 2Q06 compared to 1Q06 was due to the impact of higher provisions in Brazil and increased commercial activity (gross adds: +21% vs. 1Q06).

Regarding others main items, we would highlight:

•	A year-over-year increase of 11% in depreciation and amortisation in 1H06, affected by the appreciation of the Latin American currencies.

[6]	Consolidated data before rest and intragroup eliminations

2006 April-June	6

Telefónica Móviles Results

•	Year-over-year increase in net financial losses (+116%), due primarily to foreign exchange rate losses compared to gains a year earlier, the higher cost of debt as a result of interest-rate increases, the appreciation of the Latin American currencies and the greater weight of debt denominated in Latin American currencies.

Consolidated net debt at the end of 2Q06 stood at €7,622MM, down 24% from the end of June 2005 and 12% from December 2005.

•	12% effective tax rate in 2Q06 and 24% in 1H06, mostly affected by allowances for export activities.

•	Strong year-on-year growth in net income (+20.9% vs. 2Q05; +12.8% vs. 1H05)

Consolidated capex7 in 1H06, excluding licenses, stood at €679MM.

[7]	Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 April-June	7

Telefónica Móviles Results

The following significant events have taken place in the past few months:

•	Approval of the merger and takeover of Telefónica Móviles, S.A. by Telefónica, S.A. at the companies’ respective shareholders meetings of June 20th and 21st.

The merger includes an exchange ratio of four Telefónica shares for every five Telefónica Móviles shares and the payment of two special cash dividends of €0.435 per share. These dividends, which were paid on July 21st, coupled with the approved €0.205 dividend paid out for 2005 profit amount to a total gross dividend of €0.64 per share.

	Total [1]			Equity [2]
	June		% Change	June		% Change
	2006	2005		2006	2005
Spain and Mediterranean Basin	24,823	22,821	8.8%	21,996	20,489	7.4%
Latin América	76,197	63,677	19.7%	53,236	43,469	22.5%
TOTAL	101,020	86,498	16.8%	75,232	63,957	17.6%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation.
[2]	Total subscribers weighted by the economic interest held in each company.

Results by geographic regions

Unaudited figures										In million Euros

	REVENUES						OIBDA
	January - June		% Change	April - June		% Change	January - June		% Change	April - June		% Change
	2006	2005		2006	2005		2006	2005		2006	2005
Spain	4,420.5	4,294.8	2.9%	2,254.8	2,219.7	1.6%	1,976.2	1,946.6	1.5%	1,024.3	960.1	6.7%
Latin America	4,389.8	3,474.5	26.3%	2,218.5	1,871.8	18.5%	981.5	683.3	43.6%	427.4	330.3	29.4%
Brazil	971.9	836.4	16.2%	475.2	465.6	2.1%	196.1	235.9	-16.9%	59.8	94.0	-36.4%
Northern Region	711.2	596.9	19.2%	366.7	283.0	29.6%	46.1	-27.8	c.s.	29.9	-7.7	c.s.
Andean Region	1,697.1	1,294.1	31.1%	873.9	728.3	20.0%	484.1	339.0	42.8%	212.6	169.8	25.2%
Southern Cone	1,009.6	747.2	35.1%	502.8	394.9	27.3%	255.1	136.1	87.4%	125.1	74.2	68.5%
Rest and intragroup sales	-17.1	-9.5	81.1%	-7.5	-7.5	0.6%	-58.9	-51.0	15.3%	-24.7	-29.5	-16.2%
TOTAL	8,793.2	7,759.8	13.3%	4,465.8	4,084.0	9.4%	2,898.8	2,578.8	12.4%	1,426.9	1,260.9	13.2%

2006 April-June	8

Business Performance by Geographic Region

Spain

	2005			2006		y-o-y change
	June	Sept.	Dec.	March	June
Total subscribers (thousands)	19,382	19,633	19,890	20,277	20,655	6.6%
Prepaid	9,529	9,330	9,186	9,232	9,261	-2.8%
Contract	9,852	10,303	10,704	11,045	11,394	15.6%

	2005			2006		y-o-y change		2005	2006	y-o-y change
	April-Jun.	Jul.-Sept.	Oct.-Dec.	Jan.-Mar.	April.-Jun.			Jan.-Jun.	Jan.-Jun.
MOU (minutes)	154	158	152	153	156	1.2%		144	155	1.0%
Prepaid	76	80	67	66	64	-14.8%		67	65	-0.9%
Contract	232	231	226	227	231	-0.3%		222	229	0.9%
ARPU (€)	33.3	34.2	33.2	31.8	33.0	-1.1%		32.5	32.4	1.7%
Prepaid	17.2	18.9	16.7	15.7	16.4	-5.1%		17.0	16.0	2.1%
Contract	49.2	48.5	47.7	45.5	46.6	-5.4%		48.2	46.1	1.2%
Data ARPU (€)	4.1	4.5	4.7	4.4	4.2	2.9%		4.2	4.3	-2.6%
% Non-P2P SMS revenues/ Data revenues	39%	42%	42%	43%	41%	1.7	p.p.	37%	42%	-1.1	p.p.

	January - June		% Change		April - June		% Change
	2006	2005			2006	2005
Unaudited figures (million Euros)
Revenues	4,420	4,295	2.9%		2,255	2,220	1.6%
Operating income before D&A (OIBDA)	1,976	1,947	1.5%		1,024	960	6.7%
OIBDA margin	44.7%	45.3%	-0.6	p.p.	45.4%	43.3%	2.2	p.p.
Capex[1]	241	308	-21.7%		134	173	-22.8%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

	January - June		April - June
	2006	2005	2006	2005
Customer revenues	69%	66%	69%	65%
Interconnection	17%	18%	17%	18%
Handset sales	12%	13%	11%	14%
Roaming-in	3%	3%	3%	3%
Other	0%	1%	0%	0%

The Spanish wireless market continues to be marked by a highly competitive environment and increasing commercial activity by all operators. The total market ended June with over 45MM lines. As a result, the estimated penetration rate in Spain exceeded 100% for the first time ever.

In this context, TME continues to pursue the same strategy as in previous quarters, pooling commercial efforts and carrying out practically 2.8MM commercial actions in 2Q06.

Despite stiffer competition, TME recorded net adds of 378 thousand lines in 2Q06, 24% more than in 2Q05. In June 2006 it has close to 20.7MM customers (+6.6% vs. 2Q05), reinforcing its position as the leading Spanish wireless operator. Net adds in 1H06 surpassed 765 thousand (+89% vs. 1H05).

Worth highlighting are the good results achieved in number portability, with TME posting record net adds of 76,609 customers, virtually 4 times those of 2Q05. Out of which, 67,122 customers are in the contract segment.

TME recorded year-over-year growth in gross adds of 4.1% in 2Q06 and 14.6% in 1H06, driven primarily by the positive performance of the contract segment (+5.3% vs. 2Q05; +17.4% vs. 1H05). Thanks to the higher volume of gross contract adds and prepaid to contract migrations (over 200,000 migrations in 2Q06), the contract segment represented 55.2% of TME’s total customer base in 2Q06 (50.8% in 2Q05).

A key factor behind the positive commercial performance has been the reduction in the churn rate, which ended 2Q06 slightly below 1.6% (1.0% in the contact segment), more than 0.1 p.p. lower than in 2Q05.

The churn containment in a very competitive environment is the result of the good results achieved in customer retention -TME continues to reward customer loyalty by offering very

2006 April-June	9

Business Performance by Geographic Region

favourable conditions for handset upgrades in exchange for signing long-term commitment contracts- and underscores the high quality of the services offered by the company.

In 2Q06 TME carried out 1.2MM handset upgrades, 10.8% more than in 1Q06. In 2Q06, approximately 70% of the commercial actions in the contract segment involving handsets were linked to long-term commitments (34% in 2Q05), which is also helping to reduce churn rate and reflects the high degree of loyalty among our customers.

Also helping to contain churn rate are pricing plans launched to increase usage, leveraging the “community effect”. These promotions include, among others, “Mi Favorito” (My Favourite) and “Mis cinco” (My Five), and since June the new “Verano Azul” (Blue Summer) promotion, whereby for a monthly charge of €3, customers can make telephone and video calls to any Movistar customer at a rate of €0.03/minute.

These products have also considerably increased on-net traffic, which grew 7.8% y-o-y in 2Q06, and represented 43% of billable traffic. TME’s networks carried a total of 14.4MM minutes in 2Q06 (10.0% more than in 2Q05) and 28MM in 1H06 (+16.6% vs. 1H05).

This increase in traffic, coupled with the greater weight of the contract segment, boosted voice ARPU in 2Q06 despite the change in prices from 1Q06. Voice ARPU in 2Q06 stood at €28.7, 4.7% higher than in 1Q06, but still slightly below 2Q05 (-1.7%) due to the cut in interconnection rates made in 4Q05. In 1H06 voice ARPU reached €28.1 (-0.7% vs. 1H05)

Data ARPU totalled €4.2 in 2Q06 (a year-over-year increase of +2.9%) and €4.3 in 1H06 (+2.1% vs. 1H05), fuelled by an increase in data connectivity traffic on the back of the uptake in the 5Gb, 1Gb and 30 Mb discount packages. It’s worth highlighting that around 70 thousand customers have signed up for one of these products, more than double the total accumulated in 1Q06.

Total ARPU stood at €33.0 in 2Q06, slightly lower than in 2Q05, but 3.5% higher than in 1Q06. Total ARPU in 1H06 was €32.4, virtually unchanged from the year before (-0.3%).

Regarding the rollout of the UMTS network, TME now has roughly 450 nodes with HSDPA functionality in 57 municipalities, all of Spain’s main provinces and cities with more than 250,000 inhabitants. The commercial launch was carried out in mid July. During this service phase, and depending on the handset used, the HSDPA technology rolled out reached transmission speeds of up to 3.6Mbit/s, 10 times as fast as previous Third Generation (3G) services using UMTS technology.

Highlights of TME’s financial results include:

•	Revenues totalled €2,255MM in 2Q06, representing year-over-year growth of 1.6% and 4.1% higher than in 1Q06. Driving this increase was the good performance by customer revenues, which were up 8.2% vs. 2Q05 and more than offset the declines in roaming-in revenues (-10.4% vs. 2Q05), interconnection revenues (-4.3% vs. 2Q05) and revenues from handset sales (-18.9% vs. 2Q05). Revenues in 1H06 reached €4,420MM (+2.9% vs. 1H05).

The sharp decrease in revenues from handset sales was due to lower commercial activity vs. 2Q05 and lower handset prices.

Service revenues rose 4.8% year-over-year in 2Q06 and 4.7% in 1H06, reflecting the solid performance of TME customer’s traffic.

The increase in revenues and decrease in operating costs led to an 6.7% year-over-year increase in OIBDA in 2Q06 to

€1,024MM. Commercial costs accounted for 16% of gross service revenues, 3 p.p. lower vs. 2Q05 and broadly stable. vs. 1Q06. This led to an increase in the OIBDA margin to 45.4% in 2Q05 (+2.2 p.p. vs. 2Q05).

In 1H06, OIBDA reached €1,976MM, a 1.5% growth over 1H05. OIBDA margin in 1H06 stood at 44.7%, slightly lower than last year (45.3%).

2006 April-June	10

Business Performance by Geographic Region

Morocco

At the end of June 2006, Médi Telecom’s customer base stood at 4.2MM, a 21.2% year-over-year increase.

Regarding financial results, revenues in 1H06 totalled €203MM (+8.8% vs. 1H05).

OIBDA stood at €85MM, 21% higher than in 1H05, leaving an OIBDA margin of 42% (38% in 1H05).

In July 2006, Meditel has been awarded a 3G (UMTS) license for 360 MM dirhams (€32MM) that will be self financed by the Company.

2006 April-June	11

Business Performance by Geographic Region

Latin America

	June		% Change
	2006	2005
Total subscribers (thousands) [1]	76,197	63,677	19.7%
Prepaid	61,401	50,674	21.2%
Contract	13,625	12,018	13.4%
Fixed Wireless	1,171	985	19.0%

Unaudited figures (million Euros)
	January - June		% Change		April - June		% Change
	2006	2005			2006	2005
Revenues	4,390	3,474	26.3%		2,219	1,872	18.5%
Operating income before D&A (OIBDA)	981	683	43.6%		427	330	29.4%
OIBDA margin	22.4%	19.7%	2.7	p.p.	19.3%	17.6%	1.6	p.p.
Capex[2]	434	457	-5.0%		251	283	-11.3%

[1]	At the close of 1H06 an adjustment of 1.8 MM inactive lines in Brazil was made.
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Brazil

	June		% Change
	2006	2005
Total subscribers (thousands) [1]	28,525	28,446	0.3%
Prepaid	23,257	22,935	1.4%
Contract	5,268	5,511	-4.4%

Unaudited figures (million Euros)
	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	972	836	16.2%		-5.1%		475	466	2.1%
Operating income before D&A (OIBDA)	196	236	-16.9%		-32.1%		60	94	-36.4%
OIBDA margin	20.2%	28.2%	-8.0	p.p.	-8.0	p.p.	12.6%	20.2%	-7.6	p.p.
Capex[2]	115	144	-20.3%				62	68	-9.6%

[1]	At the close of 1H06 an adjustment of 1.8 MM inactive lines in Brazil was made.
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Vivo’s 2Q06 results show the impact of stiff competition in the market -where commercial efforts are focused on high value segments- and Vivo’s structural disadvantages and interim problems derived from the integration process of its 14 operators.

The company’s weaker competitive position in pricing and handsets compared to GSM operators, the lack of national coverage, billing problems and subscription fraud, have all led to the loss of value customers, which, in turn, has affected the company’s revenues.

At the same time, Vivo’s results are affected by extraordinary provisions recorded in 2Q06 (€30MM for 50% of Vivo), due to the abovementioned problems.

However, Vivo still has its key attributes –the best network in the country, a strong brand and solid distribution – all of which have been taken into consideration when drawing up a series of initiatives to improve its performance, which are already in execution.

On the one hand, the company has defined a series of actions aimed at: i) retaining its high value prepaid and contract customers and managing those segments with lower value more efficiently; ii) Further strength in its regional focus, gearing efforts towards key markets; iii) speeding up systems integration; iv) reducing fraud; and v) improving efficiency.

On the other hand, Vivo will develop a new network offering GSM/EDGE services, which should evolve in future following the 3G W-CDMA pattern. This new network will complement those products and services currently offered by Vivo’s current CDMA/EVDO network.

2006 April-June	12

Business Performance by Geographic Region

The rollout of this network which will have similar coverage and quality to Vivo’s current CDMA network, will not affect the company’s future capex forecasts and will mean significant savings in handset procurement, notably improving Vivo’s competitive position.

Against this backdrop, Vivo’s customer base totalled 28.5MM at the end of June, after disconnecting 1.8MM inactive lines. It should be pointed out that this decision has no impact on the Company’s economic and financial performance.

MOU in 2Q06 was 66 minutes, whilst ARPU stood at 24.5 reais.

Regarding Vivo’s financial results, service revenues fell 7.3% year-over-year in 2Q06 in local currency as a result of the factors mentioned above and lower interconnection revenues (-18.3%). It must be pointed out the y-o-y growth in data revenues (14.2% vs. 2Q05) while customer revenues remain stable in local currency.

In line with Vivo’s focus on key regions, it’s noteworthy the positive evolution of outgoing contract service revenues in Sao Paulo, with a double digit y-o-y growth rate in 1H06.

Reduced revenues coupled with higher costs, including provisions booked in the quarter, led to a year-over-year reduction in OIBDA in 2Q06 in local currency (-40%) and an OIBDA margin of 12.6% (19.1% excluding the impact of these provisions).

Northern Region

	June		% Change
	2006	2005
Total subscribers (thousands)	10,189	8,294	22.8%
Prepaid	9,300	7,639	21.7%
Contract	707	512	38.0%
Fixed Wireless	183	143	27.6%

Unaudited figures (million Euros)
	January - June		% Change		April - June		% Change
	2006	2005			2006	2005
Revenues	711	597	19.2%		367	283	29.6%
Operating income before D&A (OIBDA)	46	-28	c.s.		30	-8	c.s.
OIBDA margin	6.5%	-4.7%	11.2	p.p.	8.1%	-2.7%	10.9	p.p.
Capex[1]	52	62	-16.1%		39	38	1.6%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Mexico

	June
	2006	2005	% Change
Total subscribers (thousands)	6,866	5,847	17.4%
Prepaid	6,439	5,592	15.1%
Contract	425	255	66.7%
Fixed Wireless	1	0	n.c.

Unaudited figures (million Euros)
	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	444	371	19.7%		12.4%		229	161	42.2%
Operating income before D&A (OIBDA)	-33	-97	-66.0%		-68.1%		-9	-48	-82.0%
OIBDA margin	-7.4%	-26.1%	18.7	p.p.	18.7	p.p.	-3.8%	-29.9%	26.1	p.p.
Capex[1]	15	32	-52.4%				12	21	-44.3%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Telefónica Móviles México (TMM) continued to step up its commercial activity in 2Q06, relying on initiatives carried out over the last few months to enhance its competitive position (improving its distribution network, indoor coverage, network quality and customer care).

2006 April-June	13

Business Performance by Geographic Region

On the commercial front, the Mothers’ Day and Fathers’ Day campaigns led to higher gross adds in 2Q06 of 1.1MM (+9.1% vs. 1Q06 and +5.7% vs. 2Q05). Meanwhile, measures adopted to improve the quality of the gross adds led to a sharp improvement in churn rate, to 3.9% in 2Q06 (vs. 5.3% in 2Q05 and 4.2% in 1Q06). TMM recorded net adds of 306 thousand in 2Q06 (more than tripling those recorded in 2Q05, and 60% higher than 1Q06), ending June with 6.9MM customers (+17% vs. 2Q05).

The contract segment continued to perform well in 2Q06, posting net adds of 56 thousand (+13% vs. 1Q06) thanks to both higher gross adds and the reduction in the churn rate for this segment (-0.8 p.p. vs. 1Q06).

In terms of usage, traffic continued to grow and in 2Q06 it was higher than in both 1Q06 and 2Q05. MOU in 2Q06 was 66 minutes (+21.7% vs. 1Q06; +26.1% vs. 2Q05), with ARPU reaching 115.7 Mexican pesos (vs. 103.4 pesos in 2Q05 and 107.4 pesos in 1Q06). MOU in 1H06 was 61 minutes (+12.4% vs. 1H05) and ARPU was 111.6 Mexican pesos (+3.7% vs. 1H05).

The strong performance of ARPU, coupled with the growth of the customer base, led to a 19.6% year-over-year increase in service revenue in local currency in 1H06, outstripping the growth of the customer base (17.4%), thus reflecting the quality of the customers. The growth in service revenues was underpinned by higher outgoing revenues (+29.1% in local currency), which were offset by flat incoming revenues (+0.2% in local currency) as a result of the reduction in interconnection rates implemented in January 2006.

The surge in service revenues led to growth in total revenues in local currency of 16.6% in 2Q06 vs. 1Q06 and of 12.4% in 1H06 vs. 1H05.

Higher revenues and efficiency improvements allowed for a 68% reduction in operating losses before depreciation and amortisation in local currency, to €9MM in 2Q06 and €33MM in 1H06.

The improvement in OIBDA is reflected in a 64% y-o-y reduction in negative operating cash flow in 1H06 vs. 1H05.

Andean Region

	June
	2006	2005	% Change
Total subscribers (thousands)	21,898	14,670	49.3%
Prepaid	17,880	11,685	53.0%
Contract	3,191	2,348	35.9%
Fixed Wireless	828	637	29.9%

Unaudited figures (million Euros)
	January - June		% Change		April - June		% Change
	2006	2005			2006	2005
Revenues	1,697	1,294	31.1%		874	728	20.0%
Operating income before D&A (OIBDA)	484	339	42.8%		213	170	25.2%
OIBDA margin	28.5%	26.2%	2.3	p.p.	24.3%	23.3%	1.0	p.p.
Capex[1]	162	132	23.1%		112	92	21.9%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 April-June	14

Business Performance by Geographic Region

Venezuela

	June		% Change
	2006	2005
Total subscribers (thousands)	7,821	5,197	50.5%
Prepaid	6,666	4,310	54.7%
Contract	399	326	22.4%
Fixed Wireless	756	562	34.5%

Unaudited figures (million Euros)
	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	952	635	49.9%		48.7%		500	374	33.6%
Operating income before D&A (OIBDA)	343	255	34.6%		33.5%		154	148	3.6%
OIBDA margin	36.0%	40.1%	-4.1	p.p.	-4.1	p.p.	30.7%	39.6%	-8.9	p.p.
Capex[1]	56	35	59.1%				42	22	94.7%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Venezuelan wireless market continued to grow sharply in 2Q06, reaching an estimated penetration rate of over 58% (up 19 p.p. vs. 2Q05).

The market’s rapid growth in 2Q06 was underpinned by the campaigns carried out in the quarter (e.g. Mothers’ Day and Fathers’ Day). TM Venezuela’s customer base at the end of June reached 7.8MM (+50% vs. 1H05), with net adds of over 1.1 million in 2Q06, 89% higher than in 2Q05 and more than double the figure for 1Q06.

The strong growth in the customer base, coupled with higher traffic and a steady improvement in data revenues led to a 51% year-over-year growth in service revenues in local currency and 49% in total revenues in 1H06, largely in line with the growth of the customer base.

The intense commercial activity in 2Q06 undermined the growth of OIBDA in 1H06 (33.5% vs. 1H05 in local currency, vs. +63.1% in 1Q06 vs. 1Q05), which totalled €343MM. The OIBDA margin reached 36% in 1H06 (-4.1 p.p. vs. 1H05).

Colombia

	June		% Change
	2006	2005
Total subscribers (thousands)	7,474	4,757	57.1%
Prepaid	5,721	3,620	58.1%
Contract	1,753	1,137	54.2%

Unaudited figures (million Euros)
	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	392	348	12.8%		7.9%		195	191	2.4%
Operating income before D&A (OIBDA)	50	17	196.0%		183.2%		13	-14	c.s.
OIBDA margin	12.7%	4.8%	7.9	p.p.	7.9	p.p.	6.6%	-7.4%	13.9	p.p.
Capex[1]	68	77	-11.5%				46	57	-20.0%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Colombian cellular market was again the fastest y-o-y growing market in the region.

TM Colombia maintained the pace of commercial activity seen in previous quarters and is capturing nearly 95% of its gross adds in GSM in 2Q06. Net adds totalled 656 thousand in 2Q06 and over 1.4MM in 1H06. We would point out the good performance of the contract segment, with net contract adds accounting for a third of the total in 2Q06.

This brought the customer base at the end of June 2006 to near 7.5MM (+57% vs. 2Q05), with GSM customers accounting for 49% of the total (+10 p.p. vs. 1Q06).

Regarding financial results, revenues grew by 7.9% year-over-year in 1H06 in local currency. Service revenues (+6.0% vs. 1H05) were affected by the reduction in interconnection rates and the rapid growth of the customer base.

2006 April-June	15

Business Performance by Geographic Region

OIBDA in 1H06 totalled €50MM, almost 3 times that of 1H05. The OIBDA margin was 12.7% (+8 p.p. vs. 1H05), held back by the higher commercial activity in the contract segment.

Peru

	June		% Change
	2006	2005
Total subscribers (thousands)	4,049	3,058	32.4%
Prepaid	3,331	2,437	36.7%
Contract	648	548	18.2%
Fixed Wireless	70	73	-4.3%

Unaudited figures (million Euros)
	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	201	172	17.0%		14.0%		103	89	16.1%
Operating income before D&A (OIBDA)	55	55	-0.4%		-3.0%		28	29	-4.6%
OIBDA margin	27.4%	32.2%	-4.8	p.p.	-4.8	p.p.	27.1%	32.9%	-5.9	p.p.
Capex[1]	28	9	197.6%				16	5	200.1%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Peruvian market was strongly dynamic in 2Q06, with an estimated penetration rate of over 24% (+8 p.p. vs. 2Q05).

During 2Q06, the company has continued deploying its GSM network, reaching a coverage of 61% of the population.

Due to the positive performance of GSM adds (+62% of the total in 2Q06), backed on the wider range of handsets available, value added services and the rollout of the GSM network, TM Perú recorded substantial net adds (368 thousand), more than 4 times the number of customers added in 2Q05. This brought TM Perú customer base to 4MM at the end of June 2006 (+32% vs. 2Q05), 15% in GSM, only five months after its commercial launch.

Revenues rose by 14% in local currency vs. 1H05, driven by revenues from handset sales (+49% vs. 1HO5) and service revenues (+10% vs. 1H05). Outgoing service revenues rose by 34.4% year-over-year in local currency in 2Q06 and by 29.6% in 1H06.

The higher level of commercial activity, both in 2Q06 and 1H06 compared to the previous year, led to a lower OIBDA margin while OIBDA figures remained in line with those for the previous year.

Southern Cone Region

	June		% Change
	2006	2005
Total subscribers (thousands)	15,586	12,267	27.1%
Prepaid	10,965	8,415	30.3%
Contract [1]	4,460	3,648	22.3%
Fixed Wireless	161	204	-21.3%

Unaudited figures (million Euros)
	January - June		% Change		April - June		% Change
	2006	2005			2006	2005
Revenues	1,010	747	35.1%		503	395	27.3%
Operating income before D&A (OIBDA)	255	136	87.4%		125	74	68.5%
OIBDA margin	25.3%	18.2%	7.1	p.p.	24.9%	18.8%	6.1	p.p.
Capex[2]	105	119	-11.8%		38	84	-55.0%

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 April-June	16

Business Performance by Geographic Region

Argentina

	June		% Change
	2006	2005
Total subscribers (thousands)	9,486	6,731	40.9%
Prepaid	5,951	3,786	57.2%
Contract [1]	3,374	2,741	23.1%
Fixed Wireless	161	204	-21.3%

Unaudited figures (million Euros)

	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	591	441	33.8%		35.0%		296	236	25.2%
Operating income before D&A (OIBDA)	132	50	165.2%		167.5%		65	25	155.6%
OIBDA margin	22.3%	11.3%	11.1	p.p.	11.1	p.p.	21.9%	10.7%	11.2	p.p.
Capex[2]	36	59	-38.4%				1	43	-96.7%

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee
[2]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

The Argentine wireless market achieved an estimated penetration rate of 63% in 2Q06, up almost 20 p.p. than on 2Q05.

In this context, TM Argentina’s commercial efforts were intense, registering net adds in 2Q06 of 572 thousand, practically in line with the figure for 2Q05.

We should highlight that this year’s Father’s Day campaign focused on capturing contract customers, driving up net adds in this segment by 81% vs. 1Q06.

The total customer base increased 41%, to 9.5MM. GSM customers now account for 64% of the total (vs. 34% in 2Q05).

Regarding financial results in local currency, we would highlight solid top line growth, driven by higher service revenues (+34% in 1H06 vs. 1H05 in local currency), reflecting the growth in the customer base. Noteworthy is the increasing contribution from data revenues, which doubled that from 1H05.

Strong revenues, together with lower SACs, and the GSM deployment in the North of the country led to a 167.5% year-over-year increase in the OIBDA in local currency (+171.0% in 2Q06 vs. 2Q05), to €132MM in 1H06 (€65MM in 2Q06). The OIBDA margin improved by 11 p.p. year-over-year in both 2Q06 and 1H06, reaching 21.9% and 22.3%, respectively.

Chile

	June
	2006	2005	% Change
Total subscribers (thousands)	5,515	5,257	4.9%
Prepaid	4,502	4,406	2.2%
Contract	1,013	851	19.0%

Unaudited figures (million Euros)

	January - June		% Change		% Change in local currency		April - June		% Change
	2006	2005					2006	2005
Revenues	384	288	33.5%		15.8%		190	149	27.2%
Operating income before D&A (OIBDA)	117	83	41.5%		22.7%		58	48	21.5%
OIBDA margin	30.4%	28.7%	1.7	p.p.	1.7	p.p.	30.6%	32.0%	-1.4	p.p.
Capex[1]	67	48	40.1%				36	35	1.8%

[1]	Capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

Despite the high penetration levels reached at the end of 2005, the Chilean wireless market continued to show a sustained expansion in 1H06, with an increase of 8 p.p. for an estimated penetration rate of almost 76%.

2006 April-June	17

Business Performance by Geographic Region

In this context, TM Chile’s customer base surpassed 5.5MM (+4.9% vs. 2Q05), driven by GSM gross adds, with 64% of the customer base now using this technology.

Net adds in 2Q06 totalled 180 thousand, 3 times the amount in 1Q06, although lower than the figure for 2Q05 following the relaunch of the movistar brand. The focus on value growth can be seen in the positive performance of the contract segment (+19% vs. 2Q05).

Revenues in 1H06 performed well, with a 15.8% year-over-year increase in local currency, buoyed by the solid performance of service revenues (+21.1% 1H06/1H05), which far outstripped the growth of the customer base. This reflects both the larger customer base and the positive performance of ARPU (+12.2% vs. 1H05).

The strong top line performance translated to OIBDA, which outpaced revenue growth to reach 22.7% in local currency, leading to growth in the OIBDA margin (+1.7 p.p. vs. 1H05) to over 30%, despite higher commercial costs linked to technologic migration and customer plans migration activities.

The sale of 25MHz spectrum in the 800MHz band, condition established by the competition authorities to allow the merger of BellSouth Chile and Telefónica Móviles de Chile, was effective in April 2006. The company received around €42MM, which were not recorded as higher operating revenue but as lower goodwill.

2006 April-June	18

Appendix

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures					In million Euros
	January - June		% Change	April - June		% Change
	2006	2005		2006	2005
Revenues	8,793.2	7,759.8	13.3%	4,465.8	4,084.0	9.4%
Internal expenditure capitalized in fixed assets (1)	58.0	52.1	11.2%	29.4	31.0	-5.2%
Operating expenses	(5,797.4)	(5,177.4)	12.0%	(2,977.1)	(2,829.7)	5.2%
Supplies	(2,898.0)	(2,599.6)	11.5%	(1,505.9)	(1,418.6)	6.2%
Personnel expenses	(444.1)	(392.0)	13.3%	(223.3)	(191.7)	16.5%
Subcontracts	(2,263.5)	(2,025.6)	11.7%	(1,146.5)	(1,129.9)	1.5%
Taxes	(191.7)	(160.1)	19.8%	(101.4)	(89.5)	13.2%
Other net operating income (expense)	(154.2)	(54.5)	182.8%	(90.4)	(25.1)	259.8%
Gain (loss) on sale of fixed assets	(0.7)	(1.2)	-39.7%	(0.9)	(0.2)	321.3%
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.9	n.s.
Operating income before D&A (OIBDA)	2,898.8	2,578.8	12.4%	1,426.9	1,260.9	13.2%
Depreciation and amortization	(1,218.6)	(1,094.2)	11.4%	(602.3)	(566.5)	6.3%
Operating income	1,680.2	1,484.7	13.2%	824.6	694.3	18.8%
Profit from associated companies	(0.2)	(10.8)	-98.4%	(0.8)	(2.2)	-65.4%
Net financial income (expense)	(332.0)	(153.9)	115.8%	(167.6)	(79.8)	110.0%
Income before taxes	1,348.1	1,320.1	2.1%	656.2	612.3	7.2%
	(326.9)	(396.7)	-17.6%	(78.0)	(120.4)	-35.2%
Income from continuing operations	1,021.2	923.3	10.6%	578.2	491.9	17.6%
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	25.0	4.4	462.3%	21.0	3.9	445.0%
Net income	1,046.2	927.8	12.8%	599.2	495.7	20.9%

Average shares (millions)	4,330.6	4,330.6	0.0%	4,330.6	4,330.6	0.0%
Basic Net income per share	0.24	0.22	12.7%	0.14	0.12	20.9%

(1)	Including work in process.
(2)	For the basic Net income per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, the treasury stock and the shares assigned to the stock options plan for employees “Programa MOS” are not taken into account.

2006 April-June	19

Appendix

Consolidated Balance sheet

Unaudited figures		In million Euros
	June
	2005	2004	% Change
Non-current assets	17,309.4	19,508.7	-11.3%
Intangible assets	3,753.0	4,069.0	-7.8%
Goodwill	4,248.4	4,518.7	-6.0%
Property, plant and equipment and Investment property	6,058.8	6,467.4	-6.3%
Long-term financial assets and other non-current assets	1,431.0	2,714.9	-47.3%
Deferred tax assets	1,818.2	1,738.7	4.6%
Current assets	8,798.4	7,380.7	19.2%
Inventories	629.0	544.6	15.5%
Trade and other receivables	2,925.9	2,835.4	3.2%
Current tax receivable	953.2	829.3	14.9%
Short-term financial investments	363.7	137.6	164.3%
Other short-term financial investments	291.8	340.8	-14.4%
Cash and cash equivalents	3,635.0	2,693.0	35.0%
Non-current assets classified as held for sale	0.0	0.0	n.s.

Total Assets = Total Equity and Liabilities	26,107.8	26,889.4	-2.9%

Equity	4,021.9	4,971.1	-19.1%
Equity attributable to equity holders of the parent	3,531.7	4,497.2	-21.5%
Minority interest	490.2	473.9	3.4%
Non-current liabilities	8,928.6	12,268.7	-27.2%
Long-term financial debt	7,947.5	10,569.6	-24.8%
Long-term non-financial debt payable to Telefónica Group companies	(0.0)	(0.0)	n.s.
Deferred tax	694.8	821.9	-15.5%
Long-term provisions	227.8	807.2	-71.8%
Other long-term liabilities	58.6	70.1	-16.4%
Current liabilities	13,157.3	9,649.5	36.4%
Short-term financial debt	4,279.7	2,999.4	42.7%
Short-term non-financial debt payable to Telefónica Group companies	1,111.8	1,563.9	-28.9%
Trade and other payables	2,198.3	2,887.5	-23.9%
Current tax payable	1,366.3	1,420.6	-3.8%
Short-term provisions and other liabilities	4,201.1	778.1	439.9%
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Consolidated net debt	7,621.8	10,069.4	-24.3%

For presentation purposes, and as a result of the application of IFRS, there have been non-significant changes within some line items on the balance sheet.

Consolidated Debt structure

2006 April-June	20

Appendix

Telefónica Móviles Group

Free Cash Flow and change in debt

Unaudited figures (in million Euros)

		January - June 2006
I	Cash flows from operations	2,760.8
II	Net interest payment (1)	(353.7)
III	Payment for income tax	(942.8)
A=I+II+III	Net cash provided by operating activities	1,464.3
B	Payment for investment in fixed and intangible assets	(901.3)
C=A+B	Net free cash flow after CAPEX	563.0
D	Net Cash received from sale of Real State	0.0
E	Net payment for financial investment	(1.8)
F	Net payment for dividends and treasury stock (2)	16.5
G=C+D+E+F	Free cash flow after dividends	577.8
H	Effects of exchange rate changes on net debt	(459.3)
I	Effects on net debt of changes in consolidation and others	0.0
J	Net debt at beginning of period	8,659.0
K=J-G+H+I	Net debt at end of period	7,621.8

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

Telefónica Móviles Group

Reconciliations of Cash Flow and OIBDA minus Capex

Unaudited figures (in million Euros)

January - June 2006
OIBDA	2,898.8
- CAPEX accrued during the period (EoP exchange rate)	(679.1)
- Net interest payment	(353.7)
- Payment for income tax	(942.8)
- Results from the sale of fixed assets	(0.7)
- Investment in working capital and other deferred income and expenses	(391.6)
- Others	32.1
= Net Free Cash Flow after Capex	563.0
- Net payment for financial investment	(1.8)
- Net payment for dividends and treasury stock	16.5
= Free Cash Flow after dividends	577.8

2006 April-June	21

Appendix

Breakdown of subscribers

Unaudited figures

	June
	2006	2005
	Subscribers (‘000)	Subscribers (‘000)
Spain	20,655	19,382
Morocco	4,168	3,440
Brazil [1]	28,525	28,446
Northern Region	10,189	8,294
Mexico	6,866	5,847
Guatemala	1,281	904
El Salvador	694	462
Panama	889	751
Nicaragua	459	329
Andean Region	21,898	14,670
Venezuela	7,821	5,197
Colombia	7,474	4,757
Peru	4,049	3,058
Ecuador	2,555	1,658
Southern Cone	15,586	12,267
Argentina	9,486	6,731
Chile	5,515	5,257
Uruguay	584	279

[1]	At the close of 1H06 an adjustment of 1.8MM lines in Brazil was made.

Capex by geographic regions

Unaudited figures				In million Euros

	January - June		% Change	April - June		% Change
	2006	2005		2006	2005
Spain	241.3	308.2	-21.7%	133.6	173.1	-22.8%
Latin America
Brazil	114.8	144.0	-20.3%	61.7	68.2	-9.6%
Northern Region	52.1	62.1	-16.1%	39.1	38.5	1.6%
Mexico	15.2	31.9	-52.4%	11.6	20.8	-44.3%
Guatemala	12.6	9.6	31.7%	9.3	3.3	181.1%
El Salvador	15.3	4.4	244.0%	11.9	3.2	269.2%
Panama	8.0	7.7	3.6%	5.2	7.2	-27.7%
Nicaragua	1.1	8.5	-87.2%	1.1	3.9	-71.4%
Andean Region	162.4	131.9	23.1%	112.0	91.9	21.9%
Venezuela	55.7	35.0	59.1%	42.1	21.6	94.7%
Colombia	68.2	77.0	-11.5%	45.5	56.9	-20.0%
Peru	28.1	9.4	197.6%	16.2	5.4	200.1%
Ecuador	10.4	10.4	0.1%	8.2	8.0	2.6%
Southern Cone	105.1	119.1	-11.8%	37.8	84.0	-55.0%
Argentina	36.4	59.1	-38.4%	1.4	42.8	-96.7%
Chile	67.3	48.0	40.1%	35.8	35.2	1.8%
Uruguay	1.4	12.0	-88.6%	0.6	6.1	-89.5%
Rest of the World	3.3	0.3	n.s.	1.5	0.1	n.s.
TOTAL	678.9	765.6	-11.3%	385.7	455.8	-15.4%

Group capex in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

2006 April-June	22

Appendix

Exchange rates

	Profit and Losses and Capex (1)		Balance sheet (2)
	June 2006	June 2005	June 2006	June 2005
€ / USD	1.229	1.284	1.271	1.209
Brazil (€ / Brazilian Real)	2.688	3.293	2.751	2.842
México (€ / Mexican Peso)	13.344	14.215	14.489	13.111
Argentina (€ / Argentinean Peso)	3.768	3.735	3.923	3.491
Perú (€ / Peruvian Nuevo Sol)	4.075	4.184	4.144	3.935
Chile (€ / Chilean Peso)	647.249	746.269	685.871	699.301
El Salvador (€ / Colon)	10.750	11.233	11.124	10.581
Guatemala (€ / Quetzal)	9.357	9.837	9.679	9.212
Colombia (€ / Colombian Peso)	2,881.844	3,012.048	3,344.482	2,816.901
Nicaragua (€ / Cordoba)	21.321	21.227	22.331	20.231
Uruguay (€ / Uruguayan Peso)	29.604	32.020	30.320	29.744
Venezuela (€ / Bolivar)	2,638.522	2,659.574	2,732.240	2,597.403

[1]	These average exchange rates are used to convert the P& L accounts and Capex of the Group foreign subsidiaries from local currency to euros.
[2]	Exchange rates as of 30/06/06 and 30/06/05.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail:  garcialegaz_m@telefonicamoviles.com

              andres_a@telefonicamoviles.com

              ares_a@telefonicamoviles.com

www.telefonicamoviles.com/investors

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

2006 April-June	23

Appendix

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

2006 April-June	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: July 26th, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel